================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

             REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2005

                               TRINITY BIOTECH PLC
                              (Name of Registrant)

                                IDA Business Park
                                Bray, Co. Wicklow
                                     Ireland

                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________



================================================================================

                               TRINITY BIOTECH PLC

6-K Items

Item 1.    Press Release dated July 21, 2005

Item 1.  Press Release dated July 21, 2005



FOR RELEASE, July 21, 2005

Contact :   Trinity Biotech plc
            Rory Nealon
            (353)-1-2769800
            E-mail: brendan.farrell@trinitybiotech.com

                    Trinity Biotech Completes Acquisition of
                               Primus Corporation

DUBLIN, Ireland (July 21, 2005)....Trinity Biotech plc (NASDAQ: TRIB,
ISE:TRIB.I) ), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced that it has completed the acquisition of Primus Corporation, a leader in the field of in vitro diagnostic testing for haemoglobin A1c and haemoglobin variants.

Trinity Biotech has acquired Primus for US$12 million, consisting of a cash consideration of US$9 million and a one year promissory note of US$3 million. The shareholders of Primus will also be entitled to an additional consideration of up to US$4.6 million depending on the growth of the business during the remainder of 2005. The transaction is being funded entirely with bank borrowings, thereby leaving Trinity's cash balances available for future potential acquisitions.

Primus, a Kansas City, Missouri based corporation advised by Crosstree Capital Partners, was founded in 1989 and employs 36 people in the manufacture of glycohaemoglobin instruments and reagents to serve customers from physicians' offices to the largest reference laboratories worldwide. Trinity is committed to further developing the business from the Kansas City location.

Primus has demonstrated consistent sales and profit growth. Sales increased from $3.6 million for the year 2001 to $7.9 million for the year 2004, a compound annual growth rate of 30%. The acquisition will be earnings positive for Trinity Biotech in 2005. As part of the transaction, Primus CEO and founder, Tom Reidy, will remain with the Company and continue to direct the operations of Primus within the Trinity Group.

Ronan O'Caoimh, Trinity Biotech CEO, commented "We are delighted to acquire Primus which has a strong track record of growth and a unique patented technology in the field of A1c testing. In particular, Primus has a strong position in the US market for variant A1c testing with an estimated market share of 35%. Trinity's distribution network through direct sales and worldwide distributors can further expand the Primus sales effort and ultimately result in a significant increase in the number of instruments placed above the current level of approximately three hundred. We are also excited about the new Primus Rapid Gel product which is currently awaiting FDA approval which we expect will be granted in early 2006. The Rapid Gel product will compete in the US$100 million point-of-care A1c market and is based on the Company's unique boronate affinity methodology. We are confident that Primus will make a significant contribution to Trinity's growth in future years."



                                 more-more-more

Tom Reidy, CEO and founder of Primus, commented "The acquisition of Primus by Trinity will provide the company with access to the wider distribution base and technical support infrastructure of Trinity's direct sales operations in the USA, Germany and the UK and to its worldwide distributor network. We are very excited at the opportunities this will present to continue the growth profile of our business and to better serve our customers."

Trinity will provide additional information regarding the acquisition during its second quarter earnings conference call on Thursday 28th July at 11.00am EST.

Trinity Biotech develops, acquires manufactures and markets over 500 diagnostic products for the point-of-care and clinical laboratory segments of the diagnostic market. The broad line of test kits are used to detect infectious diseases, sexually transmitted diseases, blood coagulation disorders, and autoimmune diseases. Trinity Biotech sells worldwide in over 80 countries through its own salesforce and a network of international distributors and strategic partners. For further information please see the company's website: www.trinitybiotech.com.




Forward-looking statements in this release are made pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company's periodic reports filed with the Securities and Exchange Commission.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     TRINITY BIOTECH PLC
                                     -------------------
                                          (Registrant)


                                     By: /s/Rory Nealon
                                         --------------
                                          Rory Nealon
                                          Chief Financial Officer and Secretary


Date:  August 18, 2005